DENVER BOULDER COLORADO SPRINGS LONDON LOS ANGELES MUNICH SALT LAKE CITY SAN FRANCISCO	January 11, 2007
Via EDGAR and Overnight Courier
Mr. Larry Spirgel Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission
100 F Street, N.E. Washington, D. C. 20549-3720
Re: National CineMedia, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed December 21, 2006 File No. 333-137976

Dear Mr. Spirgel:

On behalf of National CineMedia, Inc., a Delaware corporation (the “Company”), we are transmitting herewith via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to the above-referenced Registration Statement on Form S-1 of the Company (the “Registration Statement”).

The Registration Statement has been revised in response to the comments received from the staff of the Commission (the “Staff”) in its letter to Mr. Ralph E. Hardy dated January 5, 2007 (the “Jan. 5 Comment Letter”). The Registration Statement and this letter also include additional revisions and supplemental information in response to comments from the Staff in its letters to Mr. Ralph E. Hardy dated November 9, 2006 (the “Nov. 9 Comment Letter”) and December 6, 2006 (the “Dec. 6 Comment Letter”), which were not available to the Company at the time Amendment No. 2 was filed. To facilitate your review, we are sending to the attention of William Bennett six copies of Amendment No. 3, three of which have been marked to show changes from Amendment No. 2 to the Registration Statement filed on December 21, 2006. All references to page numbers in the responses below refer to page numbers in the prospectus as revised in Amendment No. 3.

1700 Lincoln Street, Suite 4100 Denver, Colorado 80203-4541 tel 303.861.7000 fax 303.866.0200

Mr. Larry Spirgel

January 11, 2007

The responses and supplemental information provided herein in response to the Jan. 5 Comment Letter, the Dec. 6 Comment Letter and the Nov. 9 Comment Letter are based upon information provided by representatives of the Company and the Company’s advisors. We have not independently verified the accuracy and completeness of such information.

Responses to the Jan. 5 Comment Letter

For your convenience, we have restated the comments and keyed all responses to the numbering of the comments and the headings used in the Jan. 5 Comment Letter.

General

1.	We note your response to comment one. Since you are the successor of National CineMedia, LLC, it appears to us that the financial statements of the Registrant should be included in the registration statement. Please revise or advise.

The Company has revised the Registration Statement to include audited financial statements of NCM Inc.

2.	We note your response to comment six. Please expand note 8 on page 41 to discuss the impact on your consolidation accounting policy if any director designee to NCM Inc.’s board designated by any founding member is not appointed to NCM Inc. board. In this regard, we note your response indicating that if the approval rights noted above are triggered, the consolidation of NCM, LLC into NCM, Inc. would be reevaluated at that time. However, based on the nature of the rights addressed in your response, it appears to us that these rights should be considered participatory rights are therefore consolidation would no be appropriate. Please revise or advise.

The Company has revised note 8 to the pro forma balance sheet to discuss the impact on its consolidation accounting policy if any director designee to NCM Inc.’s board designated by any founding member is not elected to NCM Inc.’s board by its stockholders.

Mr. Larry Spirgel

January 11, 2007

3.	Please file the third party consents for the reports that were prepared specifically for you. See comment five to our letter dated November 9, 2006.

The Company has filed consents from the four third parties who prepared reports specifically for it and its predecessors as Exhibits 99.1, 99.2, 99.3 and 99.4 to Amendment No. 3.

4.	Please note that in your next amendment you should include executive compensation information for the most recently completed fiscal year.

The Company has included executive compensation information for NCM LLC’s fiscal year ended December 28, 2006 in Amendment No. 3.

Additional Responses to the Dec. 6 Comment Letter

For your convenience, we have restated the comments to which the Company is currently responding and keyed all responses to the numbering of the comments and the headings used in the Dec. 6 Comment Letter.

Summary Historical and Pro Forma Financial And Operating Data, pages 10-13 and Unaudited Pro Forma Financial Information pages 34-41

6.	Refer to Note 4 on page 41. We note that you have reclassified the liability for the NCM LLC’s unit option plan to equity, as you expect to replace the currently outstanding unit options with NCM Inc. stock options. Revise to disclose the financial statement impact and the methodology for computing the expense each period. Tell us how the replacement of unit options for stock options is directly related to the transaction and also whether you have agreements in place for the replacement and whether the recapitalization is contingent on the replacement of unit options. Please address the guidance in Article 11 of Regulation S-X in your response.

Mr. Larry Spirgel

January 11, 2007

The Company has previously addressed the portion of your comment related to Article 11 in its response dated December 20, 2006. The Company has now revised the pro forma financial statements to disclose the impact of the unit option and restricted unit substitution and the methodology for computing the expense for each period reported. See Note 10 to the pro forma income statement and Note 4 to the pro forma balance sheet.

7.	Refer to Note 8 on page 41 and the description of the Founding Member Approval Rights on pages, 6, 7 ,68, 69, 117 and 118. We note that you expect to consolidate NCM LLC under the provisions of EITF 04-5. Please provide us with a detailed analysis of your assessment of whether the rights of the founding members overcome the presumption of control by the managing member, NCM Inc. Please use the guidance in paragraphs 6-20 of EITF 04-5 in your response.

The Company provided to the Staff, supplementally to our response dated December 20, 2006, a memorandum analyzing the consolidation of NCM LLC by the Company under EITF 04-5. The Company has updated the memorandum to reflect changes since December 20, 2006 and made other minor edits. In response to the Staff’s oral request, the Company has filed the memorandum herewith on EDGAR and is supplementally providing to the Staff a redline showing changes to the memorandum against the December 20, 2006 version.

Additional Responses to the Nov. 9 Comment Letter

For your convenience, we have restated the comments to which the Company is currently responding and keyed all responses to the numbering of the comments and the headings used in the Nov. 9 Comment Letter.

Prospectus Summary, page 1

14.	You disclose under “Financing Transaction” on page 10 that the term loan will be used to repay NCM LLC’s existing credit facility and the expenses related to this offering. In an appropriate location, please disclose the amounts that will be allocated to each.

Mr. Larry Spirgel

January 11, 2007

The Company has revised the “Use of Proceeds” section and elsewhere in the prospectus to disclose the amount of proceeds that will be allocated to each identified use.

Dilution, page 37

32.	Quantify the further dilution to new investors that will occur upon exercise of your stock options that will be outstanding immediately following the offering.

The Company has revised the “Dilution” section to quantify the further dilution to new investors that will occur upon exercise of stock options and restricted common stock that will be outstanding immediately following the offering.

Management, page 97

40.	Once you have determined who will be on the board of directors at the time of the offering, to which class of the board each director will belong, and on which committees each director will serve, revise your disclosure to include this information. Also, we remind you to file consents for any persons about to be named as directors who have not signed the registration statement. See Securities Act Rule 438. Further, once you have determined your non-employee director compensation, please disclose it in the director compensation section.

The Company has revised the “Management” section and the “Principal Stockholders” section to identify the six additional nominees to serve as directors of the Company following the offering and to include biographical and beneficial ownership information for each nominee. The Company also has filed consents to be named in the Registration Statement for each of the six nominees as Exhibits 23.3, 23.4, 23.5, 23.6, 23.7 and 23.8 to the Registration Statement.

In addition, the Company has revised the “Management” section to disclose the class of directors to which each board member will be assigned and

Mr. Larry Spirgel

January 11, 2007

the composition of each board committee. The Company has also revised the “Compensation Discussion and Analysis” section to disclose the details of non-employee director compensation that will be in effect following the offering.

Executive Compensation, page 101

41.	Under “NCM LLC Options” on page 104, you indicate that option holders will receive “IPO awards.” Please identify the recipients of these, the terms of the awards and the number of awards that will be granted.

The Company has revised the “NCM LLC Options and Restricted Units” section under the subsection “NCM Inc. 2007 Equity Incentive Plan” of “Compensation Discussion and Analysis” to specify the terms of the IPO award grants, the recipients of IPO awards and the number of such awards in the case of awards made to named executive officers, and the number of additional employees receiving awards and the aggregate number of such awards granted.

NCM LLC Operating Agreement, page 115

45.	Under “Distributions,” disclose who determines the amount of cash reserved and needed to meet the business needs of NCM LLC. Also disclose both here and in the liquidity section of management’s discussion and analysis the amount of cash that is restricted under the terms of all indebtedness that will be in effect after this offering.

The Company has revised the “Liquidity and Capital Resources” section of “Management’s Discussion and Analysis” to provide additional details on the terms of the senior secured credit facility, including a description of the leverage test applicable to NCM LLC’s ability to distribute cash to its members.

Mr. Larry Spirgel

January 11, 2007

Note 9 - Stock Option Plan, page F-16

60.	Refer to the discussion of equity awards on page 105. Expand Note 9 to explain the financial statement impact of additional equity awards of options or restricted units at the time of the IPO. Also, tell us how these additional awards were reflected in the pro forma financial information.

As detailed in the response to Item 6 from the December 6 Comment Letter, the Company previously added disclosure to Note 11 of the audited financial statements of NCM LLC. The Company has now expanded its disclosure to the pro forma financial statements to address the treatment of unit options and restricted units at the time of the offering.

If you would like to discuss any of the responses above or any other matter, please contact W. Dean Salter at (303) 866-0245, Mashenka Lundberg at (303) 866-0616, or Jennifer D’Alessandro at (303) 866-0635.

Sincerely,

/s/ Holme Roberts & Owen LLP

Holme Roberts & Owen LLP

cc:	William Bennett
Cheryl Grant
Claire DeLabar
Carlos Pacho
Ralph E. Hardy
Mark Wehrle
Casey T. Fleck
Nicholas P. Saggese

MEMO

To:	Deloitte & Touche, LLP
From:	Gary Ferrera and Denise Saba
CC:	Kurt Hall
Date:	January 11, 2007
Re:	Consolidation issue regarding NCM, INC./NCM under ARB 51, EITF 04-5, etc.

This memo will serve to summarize management’s conclusions regarding the question surrounding the formation of NCM, INC. in connection with our IPO and the consolidation of National Cinemedia, LLC (NCM) subsequent to the IPO.

Assumptions/Background:

The following assumptions are the background of the conclusions that are being documented in this memo.

1.	NCM, INC. will be a public company with publicly traded stock. NCM, INC. will have a ten-person Board of Directors—six members will be designated by the founding members (2designees each), 3 members will be independent directors and the CEO of NCM will be the 10th director. One of the two designees of each founding member will have to meet the independent director test under the Nasdaq rules. The public stockholders will, however, vote to elect any such founding member designee and as such, there will be no control over the Board by an individual founding member or any other individual party. Note that the three founding members are not related parties to each other and have no common ownership or management or other relationships – in fact they are competitors.

2.	NCM will be the primary operating subsidiary of NCM, INC. and NCM, INC. will be the manager of NCM. NCM, INC. is expected to own approximately 35-45% of NCM and the three founding members will own the remaining equity interest in NCM. NCM will continue to operate its business as NCM has been doing since NCM’s inception in April 2005. NCM generates over 90% of its revenue from advertising exhibited in the theatres owned by the founding members which formed NCM. Since formation, NCM has operated under Exhibitor Services Agreements (“ESA” or “ESA’s”) with each founding member,

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under which NCM paid a percentage of revenues to each founding member for the right to exhibit advertisements in its theatres. The existing ESAs will be amended and restated concurrently with the IPO to contain adjusted terms which will eliminate the percentage of revenue paid to the founding members for use of their theatres, will add a theatre access fee which will be a fee paid to the founding members for use of their theatres based on attendance and digital screens, will increase the term of the agreements to 30 years, and will contain other various amendments to the terms of the existing ESAs. Under the terms of the new LLC operating agreement to be entered into concurrently with the IPO, the founding members will no longer have the board approval rights over the operations of NCM, which in the past included approval of the budget, approval of debt encumbrance sufficient to operate its business, etc as NCM, INC. will be appointed manager of NCM. All such decisions formerly under control of NCM’s board will be handled by NCM, INC. as the manager of NCM.

3.	There will be approval rights granted to the Board of Directors of NCM INC. concerning certain “out of the ordinary course of business” matters. So long as a founding member owns at least 5% of NCM’s outstanding units, a supermajority vote (90% of the directors then in office, unless there are fewer than 10 directors, in which case 80% of the directors) of the Board of Directors of NCM, INC., would be necessary to approve the following actions before NCM INC. could take such actions or, NCM INC., in its capacity as manager of NCM, could authorize NCM to take any of the following actions:

•	assign, transfer, sell or pledge all or a portion of the membership units of NCM beneficially owned by NCM, INC.;
•	acquire, dispose, lease or license assets with an aggregate value exceeding 20% of the fair market value of the business of NCM operating as a going concern;
•	merge, reorganize, recapitalize, reclassify, consolidate, dissolve, liquidate or enter into a similar transaction;
•	incur any indebtedness or repay, before due, any funded indebtedness with a fixed term before due (other than a working capital revolving line of credit), in either case, in a single transaction or in two or more transactions (related or unrelated) in an aggregate amount in excess of $15 million per year;
•	issue, grant or sell shares of NCM, INC. common stock, preferred stock or rights with respect to common or preferred stock, or NCM membership units or rights with respect to membership units, except under specified circumstances;
•	authorize, issue, grant or sell additional membership units or rights with respect to membership units, except as provided in the NCM operating agreement, unit adjustment agreement or equity incentive plan;
•	amend, modify, restate or repeal any provision of NCM, INC.’s certificate of incorporation or bylaws or the NCM operating agreement;
•	enter into, modify or terminate certain material contracts not in the ordinary course of business;
•	except as specifically set forth in the NCM operating agreement, declare, set aside or pay any redemption of, or dividends with respect to membership interests;

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•	amend any material terms or provisions (as defined in the Nasdaq rules) of NCM, INC.’s equity incentive plan or enter into any new equity incentive compensation plan;
•	make any change in the current business purpose of NCM, INC. to serve solely as the manager of NCM or any change in the current business purpose of NCM to provide the services as set forth in the ESAs; and
•	approve any actions relating to NCM that could reasonably be expected to have a material adverse tax effect on the founding members.

Note: Per the terms of the Director Designation Agreement, NCM INC. is contractually bound not to change the number of directors from 10 while any founding member has the right to nominate directors under this Agreement. It is not a supermajority provision in the Certificate.

4.	Current plans include NCM entering into a senior secured credit facility in connection with the close of the IPO. The debt will not be guaranteed by the founding members as it is anticipated that the debt service will be funded through projected future cash flows of NCM, which, in turn, indicates that there will be no need for future contributions or funding from the founding members or other parties.

Accounting Issue:

Will NCM, INC. consolidate the operations of NCM in the public company’s financial statements or will NCM be a non-consolidated subsidiary/equity investment of NCM, INC.?

Discussion:

Management has considered accounting consolidation guidance, including Accounting Research Bulletin No. 51 (“ARB 51”), Consolidated Financial Statements (as amended), Statement of Financial Accounting Standards No. 94 (“Statement 94” or “FASB 94”), Consolidation of All Majority Owned Subsidiaries, an amendment of ARB 51, with related amendments of APB Opinion No. 18 and ARB No. 43, Chapter 12, and FASB Interpretation No. 46 (Revised 2003) (“FIN 46(R)”), Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51, as well as EITF 96-16 (“EITF 96-16”) Investors Accounting for an Investee when the Investor has a Majority of the Voting Interest but the Minority Shareholder or Shareholders have Certain Approval or Veto Rights and EITF 04-5 (“EITF 04-5”) Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.

For entities which are not variable interest entities covered by FIN 46(R), ARB 51 determines consolidation based in general on the requirement that the party who has controlling financial interest (evidenced by majority voting interest) is the party who should consolidate the entity. As noted above, while there will be no individual owner with majority voting interest, NCM, INC. will have control of NCM by virtue of being the manager of NCM and NCM, INC. will control all aspects of the management of the daily operations of NCM. Pursuant to EITF 04-5, a general partner in a limited partnership is presumed to control that limited partnership regardless of the extent of the general partners’ ownership interest in the limited partnership. However, if the limited

Memo re Consolidation

partners have either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights, the general partners do not control the limited partnership. These rights are considered participating rights. The structuring of NCM, INC. and inserting NCM, INC. as the manager of NCM will also result in removing the participating rights of the founding members in NCM as they currently exist at the NCM level, and adding certain approval rights for the Board of Directors at NCM, INC. level. The existence of these rights, which we view to be protective, as discussed below, does not preclude consolidation, and management concludes that NCM, INC. should consolidate the operations of NCM.

Protective rights, defined in EITF 96-16, include, but are not limited to, minority rights (whether granted by contract or by law) that would “allow the minority shareholder to block the following corporate actions … and would not overcome the presumption of consolidation by the investor with a majority voting interest in its investee: 1. Amendments to articles of incorporation of the investee; 2. Pricing on transactions between the owner of a majority voting interest and the investee and related self-dealing transactions; 3. Liquidation of the investee or a decision to cause the investee to enter bankruptcy or other receivership; 4. Acquisitions and dispositions of assets that are not expected to be undertaken (in the ordinary course of business)…”.

The following table outlines the protective rights existing at NCM, INC. and will compare those rights to the specific items noted in EITF 04-5. (A full description of the rights is contained in the NCM, INC. Certificate of Incorporation or in NCM INC.’s Amended S-1 Registration Statement. For full detail, see such documents). As necessary, commentary will be included to address the compliance or non-compliance with such item from EITF 04-5 which would impact the determination of consolidation.

Protective Control at NCM, INC. (requires supermajority vote of Board)	Control category pursuant to EITF 04-5 (Protective vs. Participatory) and reference to paragraph number	Comment

Assign, transfer, sell or pledge membership units of NCM	Protective – “Issuance or repurchase of limited partnership interests” – paragraph 14(e).

Acquire, dispose, lease or license asset > 20% fair value of NCM	Protective – “Acquisitions and dispositions of assets that are not expected to be undertaken in the ordinary course of business.” – paragraph 14(d).	NCM’s business plans do not contemplate any sizeable asset acquisitions or dispositions at this time. The annual capital budget is expected to be less than $10 million, while the implied FV of NCM, based on the expected IPO, is close to $2 billion. Thus, the 20% threshold is well in excess of any reasonable level of “ordinary course of business” asset transactions.

Memo re Consolidation

Merge, reorganize, recapitalize, reclassify, consolidate, dissolve, liquate or enter into similar transaction	Protective – “Liquidation of the limited partnership initiated by the general partners or a decision to cause the limited partnership to enter into bankruptcy or other receivership” – paragraph 14(c).

Incur any indebtedness or repay, before due, any indebtedness with a fixed term before due in an aggregate amount in excess of $15 million per year	Protective – “Acquisitions and dispositions of assets that are not expected to be undertaken in the ordinary course of business.” – paragraph 14(d).	While the cited sections 14(d) and 14(e) do not specifically address debt, the issuance of debt results in obligations that are superior to equity, which is similar in concept to the dilutive effect of issuing equity; also, the $15 million threshold would not prevent the use of debt for ordinary course of business financing of capital expenditures, which are expected to be less than $10 million per year. Further, the “ordinary course” distribution plans for NCM are to distribute substantially all available cash to the founding members to support the intended dividend of NCM, Inc. and unscheduled debt repayment would interrupt the dividend paying ability of NCM, Inc. Further, there are circumstances under which the founding members could be forced to recognize deferred taxable income upon the prepayment of debt of NCM.

Issue, grant or sell shares of NCM, INC. common stock, preferred stock or rights, or NCM membership units or rights, except as specifically outlined in formation documents	Protective – “Issuance or repurchase of limited partnership interests” – paragraph 14(e).

Memo re Consolidation

Authorize, issue, grant or sell additional membership units or rights, except as provided in formation documents	Protective – “Issuance or repurchase of limited partnership interests” – paragraph 14(e).

Amend, modify, restate or repeal any provision of NCM, INC.’s certificate of incorporation, by-laws or NCM operating agreement	Protective - “Amendments to the limited partnership agreement” – paragraph 14(a); “Pricing on Transactions between the general partners and the limited partnership and related self-dealing transactions” – paragraph 14(b).

Enter into, modify or terminate certain material contracts not in the ordinary course of business	See comment.	While not specifically addressed, as this excludes items in the ordinary course of business, there is not a conflict with the guidance that does exist. Note that the nature of NCM’s day to day operations does not involve entry into material contracts. NCM’s revenue is generated from a significant number of contracts with advertisers, content partners, and meetings and events clients. There are no significant “supply” contracts (other than the related-party ESAs) necessary to deliver the advertising.

Declare, set aside or pay any redemption of or dividends on membership interests except as set forth in the formation documents	Protective – “Issuance or repurchase of limited partnership interests” paragraph 14e. and “Amendments to the limited partnership agreement” – paragraph 14(a).

Amend any material provisions of NCM, INC. equity incentive plan or enter into a new equity incentive plan	n/a	This is a plan that will exist at NCM, INC. vs. at the NCM level. However, a number of the covered employees will be at the NCM level. Nonetheless, paragraph 14(e) would classify this as a protective right as it involves the issuance of equity instruments.

Memo re Consolidation

Make any change to the current business purposes of NCM, INC. or NCM	See comment.	While not specifically addressed, as this
excludes items in the ordinary course of
business, there is not a conflict with the
guidance that does exist, as there are no
intentions to change the business purposes
of NCM and any such change is not
probable.

Approve any transactions relating to NCM that could reasonably be expected to have an adverse tax effect on founding members	Protective – “Certain limited partners’ rights may deal with operating or capital decisions that are not significant to the ordinary course of business of the limited partnership. The Task Force concluded that limited partners’ rights related to items that are not considered significant for directing and carrying out the activities of the limited partnership’s business are not substantive participating rights and would not overcome the presumption of control by the general partners” –paragraph 19(c).	The types of transactions that could have an adverse tax consequence are not “ordinary course of business” transactions and are not probable of arising, and, the protections given by this item are consistent with other protective rights.

Note that in EITF 04-5, the two items noted to be substantive participating rights (although not all-inclusive) are (a) selecting and terminating and setting the compensation of management responsible for implementing the limited partnership’s policies and procedures; and (b) establishing operating and capital decisions of the limited partnership, including budgets, in the ordinary course of business. These two substantive participating rights do not exist, and those decisions will be controlled by the elected, majority-independent Board of NCM, INC. and by NCM, INC. in its capacity as manager of NCM.

In addition, we note that the governing documents do not provide for the ability of the non-manager members of NCM to cause its dissolution or to remove the manager without cause. These items are described in EITF 04-5 as rights that would overcome a presumption that the manager of a limited liability company should consolidate. Therefore, in their absence, the presumption of control is maintained.

Based on the above, substantive participating rights do not exist and do not change the presumption of control that NCM, INC. will have as manager of NCM.

Memo re Consolidation

If any director designee to NCM INC’s board designated by any founding member is not appointed to NCM INC.’s board, nominated by NCM INC. or elected by NCM INC.’s stockholders, as applicable, then each of the founding members (so long as such founding member continues to own 5% of NCM’s outstanding units) will be entitled to approve the following actions of NCM:

•	approving any budget or any amendment or modification of the budget;
•	incurring any indebtedness or entering into or consummating any other financing transaction that is not provided for in the budget;
•	entering into or consummating any agreements or arrangements involving annual payments by NCM (including the fair market value of any barter) in excess of $5 million (subject to annual adjustment), except as otherwise provided in the budget, or any material modification of any such agreements or arrangements;
•	entering into or consummating any agreements or arrangements involving annual receipts (including the fair market value of any barter) in excess of $20 million (subject to annual adjustment), or any material modification of any such agreements or arrangements;
•	except as contemplated herein, declaring, setting aside or paying any redemption of, dividends on, or the making of any other distributions in respect of, any of its membership units or other equity interests in NCM, as the case may be, payable in cash, stock, property or otherwise, or any reorganization or recapitalization or split, combination or reclassification or similar transaction of any of its units, limited liability company interests or capital stock, as the case may be;
•	amending any provision of the LLC operating agreement to authorize, or to issue, any additional membership units or classes of units or other equity interests and the designations, preferences and relative, participating or other rights, powers or duties thereof;
•	hiring or terminating the employment of the chief executive officer, chief financial officer, chief technology officer or chief sales and marketing officer of NCM, or the entering into, amendment or termination of any employment, severance, change of control or other contract with any employee who has a written employment agreement with NCM;
•	changing the purposes of NCM, or the provision by NCM of any services beyond the scope of the services defined in the exhibitor services agreements, or services outside of the United States or Canada;
•	entering into any agreement with respect to or the taking of any material steps to facilitate a transaction that constitutes a change of control of NCM or a proposal for such a transaction;
•	leasing (as lessor), licensing (as licensor) or other transfer of assets (including securities) (x) having a fair market value or for consideration exceeding $ 10 million (subject to annual adjustment), taken as a whole, or (y) to which the revenue or the profits attributable exceed $10 million (subject to annual adjustment), taken as a whole, in any one transaction or series of related transactions, in each case, determined using the most recent quarterly consolidated financial statement of NCM;
•	entering into any agreement with respect to or consummating any acquisition of any business or assets having a fair market value in excess of $10 million (subject to annual adjustment) taken as a whole, in any one transaction or series of related transactions,

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whether by purchase and sale, merger, consolidation, restructuring, recapitalization or otherwise;
•	settling claims or suits in which NCM is a party for an amount that exceeds the relevant provision in the budget by more than $1 million (subject to annual adjustment) or where equitable or injunctive relief is included as part of such settlement;
•	entering into, modifying or terminating any material contract or transaction or series of related transactions (including by way of barter) between (x) NCM or any of its subsidiaries and (y) any member or any affiliate of any member or any person in which any founding member has taken, or is negotiating to take, a material financial interest, in each case, other than relating to the purchase or sale of products or services in the ordinary course of business of NCM;
•	entering into any agreement for NCM to provide to any new member or affiliate of any new member any services similar to those set forth in the exhibitor services agreement, or admitting to NCM any new member;
•	entering into, modifying or terminating any agreement for NCM to provide any services to any person (other than a member or affiliate of a member), that requires capital expenditures or guaranteed payments in excess of $1 million annually (subject to annual adjustment);
•	dissolution of NCM; the adoption of a plan of liquidation of NCM; any action by NCM to commence any suit, case, proceeding or other action (i) under any existing or future law of any jurisdiction relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to NCM, or seeking to adjudicate NCM as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to NCM, or (ii) seeking appointment of a receiver, trustee, custodian or other similar official for NCM, or for all or any material portion of the assets of NCM, or making a general assignment for the benefit of the creditors of NCM;
•	approving any significant tax matters;
•	valuation determinations to be made under the LLC operating agreement;
•	amending or changing certain provisions of the LLC operating agreement; and
•	any expenditure by NCM to replace, upgrade or modify any equipment or software owned by any of the founding members or their affiliates.

It should be noted that if the approval rights noted above are triggered, NCM Inc.’s consolidation policy would need to be re-evaluated and it is probable NCM INC. would no longer consolidate NCM and instead would apply the equity method of accounting for its interest in NCM.

Conclusion:

Management has determined that under provisions of ARB 51 and EITF 04-5, NCM, INC. would consolidate NCM given its status as manager of NCM not constrained by participatory rights.